================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __ )

                               ------------------

                                 SIX FLAGS, INC.
                            (Name of Subject Company)

                                 SIX FLAGS, INC.
                      (Name of Person(s) Filing Statement)

                               ------------------

                 COMMON STOCK, PAR VALUE $0.025 PER SHARE, WITH
               RIGHTS TO PURCHASE SERIES A JUNIOR PREFERRED STOCK
                         (Title of Class of Securities)

                                    83001P109
                      (CUSIP Number of Class of Securities)

                               ------------------

                              JAMES COUGHLIN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 SIX FLAGS, INC.
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168
                                 (212) 599-4690
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                             THOMAS A. ROBERTS, ESQ.
                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

FOR IMMEDIATE RELEASE


                SIX FLAGS TO PURSUE POSSIBLE SALE OF THE COMPANY


         NEW YORK, August 25, 2005 - Six Flags, Inc. (NYSE: PKS) today announced that the company's Board of Directors has unanimously determined to seek proposals from third parties regarding a possible sale of the company. The process initiated by the Board is designed to result in the receipt of full and fair value by all Six Flags stockholders for all of their shares.

         Six Flags intends to pursue a prompt and orderly auction process, and will invite Red Zone LLC, the investment vehicle managed and controlled by Mr. Daniel Snyder, to participate in the process, should Mr. Snyder have a serious interest in pursuing an acquisition of the entire company.

         The Board of Directors has also unanimously determined to oppose Red Zone's attempt to gain effective control of the company through its previously announced intention to initiate a consent solicitation and partial tender offer for Six Flags stock, if and when that consent solicitation and offer are commenced. If Red Zone commences a consent solicitation, the Board urges Six Flags stockholders not to sign any consent form they may receive from Red Zone and will request that stockholders revoke any consent they may give.

         Michael Gellert, presiding independent director of Six Flags' Board of Directors, stated, "The Board believes that initiating a sale process at this time is the best way to deliver full and fair value to all Six Flags stockholders, particularly in light of the recent strong, broad-based performance of Six Flags' parks and the proposed actions by Red Zone, which is seeking to acquire effective control of the Company without providing value to all stockholders. Whether or not Red Zone participates in our auction process, we certainly hope it will not take any action which would impede our ability to maximize value for all stockholders."

         Kieran Burke, chairman and CEO of Six Flags, said, "Our management team continues to implement a comprehensive strategy for improving performance based on investment in new attractions, enhanced guest services, and a well-received marketing campaign. We have seen strong evidence of the soundness of this strategy with sharply improved performance this year, evidenced by our improved revenues and attendance during the second quarter, and year to date park revenues pacing ahead of prior year at virtually all of our parks. We will remain focused on continuing this momentum as we conduct the sale process and head into the last part of our peak summer season."

         The Company noted that there can be no assurance that any sale or other transaction will result from this effort or as to the terms thereof.

         Lehman Brothers and Allen & Company LLC are serving as financial advisors to Six Flags, Weil, Gotshal & Manges LLP is serving as legal advisor to Six Flags and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Six Flags' independent directors.

Six Flags, Inc. is the world's largest regional theme park company.


                                   -- more --

                                     -- 2 --


Additional Information:

Six Flags, Inc. and its directors may be deemed to be participants in the solicitation of consent revocations from stockholders of Six Flags. Information regarding the names of Six Flags' directors and their respective interests in Six Flags by security holdings or otherwise is set forth in Six Flags' proxy statement relating to the 2005 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at www.sec.gov and Six Flags' website at www.sixflags.com.

Six Flags, Inc. intends to file a Consent Revocation Statement on Schedule 14A with the SEC. Investors and security holders are advised to read Six Flags' Consent Revocation Statement, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Consent Revocation Statement on Schedule 14A (when filed) free of charge at the SEC's website at www.sec.gov. Six Flags, Inc. also will provide a copy of these materials without charge on its website at www.sixflags.com.

In response to any tender offer that may be commenced by Red Zone or any affiliate thereof, Six Flags will file with the SEC its recommendation to stockholders on Schedule 14D-9 regarding the tender offer and any amendments thereto. Investors and security holders are advised to read Six Flags' Solicitation/Recommendation Statement on Schedule 14D-9, if and when it is filed and becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it is filed and becomes available) free of charge at the SEC's website at www.sec.gov. Six Flags, Inc. also will provide a copy of these materials without charge on its website at www.sixflags.com.

Forward Looking Statements

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the proposed offer on Six Flags' operations. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risks of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending, threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the captions "Cautionary Note Regarding Forward-Looking Statements" and "Business - Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2004, which is available free of charge on Six Flags' website at www.sixflags.com


                                   -- more --

                                     -- 3 -

CONTACTS:

James F. Dannhauser, Chief Financial Officer
Six Flags, Inc.
(212) 599-4693


Dan Katcher / Jeremy Jacobs
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449


                                      # # #